

INVEST IN **RIGHT PROPER BREWING - ECKINGTON**

A neighborhood brewpub and gathering place coming to Quincy Lane, in Eckington, NE DC

rightproperbrewing.com   Washington, DC   [f] [○]

Female Founder   Alcohol & Vice   Food & Beverage

Retail   Brick & Mortar

Highlights

(1)   Our other location Right Proper Shaw paid off bank debt and investors received 1.5x in 5 years.*

(2)   11 years of business in our other locations in the District of Columbia.*

3 We've built a solid, recognizable brand for people who call DC home.

4 We look for residential neighborhoods where we can be an amenity. We're so excited for Eckington.

5 *This raise is for our new location in Eckington. Each location is a separate entity.

Featured Investor



Alexander Pollan
Syndicate Lead

Follow

Invested $6,000 ⓘ

"My wife and I have lived in Brookland for about four years, just across the tracks from Right Proper. It's the first beer we had when we moved to DC, and have been coming back for more ever since. We appreciate their focus on the community, and the amount of bikers and foot traffic they receive is a testament to their product. We love Brookland and are looking to lay down roots, so we want to support the future of our local businesses and ensure we can enjoy the fruits of their labor for years to come!"

Our Team



Leah Cheston Owner

20+ years in the hospitality business. Leah oversees the on-premise side of Right Proper. She is very involved with the broader craft beer community through her role as Brewers Association Board of Directors Chair.



Thor Cheston Co-Founder

20+ years in the hospitality business. Thor is the operator of the production and distribution arm of Right Proper Brewing that sells Right Proper products throughout DC, MD, VA & DE. Thor was Inducted into Belgium Knighthood of the Brewers' Mash Staff.

Crafting More Than Beer - Help Build a Community Hub



WE ARE RIGHT PROPER BREWING

OUR MISSION

Right Proper is a responsible, community focused brewing company creating soulful, intentional, balanced beers, presented with brilliant hospitality and a touch of whimsy.

A BRIEF HISTORY




A BRIEF HISTORY

- Family and woman-owned and operated by DC residents for 11 years.
- 2 current locations:
  - **Right Proper Shaw Brewpub + Kitchen** opened in northwest DC in 2013. Full scratch-kitchen offering delicious pub fare and soulful beers in a comfortable and artsy space. Plus public and private events.
  - **Right Proper Brookland Brewery + Taproom** opened in northeast DC in 2015. Produces and packages core brands for distribution. Taproom open 7 days.





Right Proper Brookland Brewery + Taproom
920 Girard Street NE, DC

Right Proper Shaw Brewpub + Kitchen
624 T Street NW, DC

A THIRD SPACE

- Opening a 3rd location in DC in the northeast neighborhood of Eckington.
- Pilot Brewery + Kitchen: Similar to our Brewpub model in Shaw.
- Starting construction this summer, with an anticipated opening by the end of 2025.





INTENTIONAL GROWTH

- Conservative and intentional with our growth, with a focus on businesses sustainability.
- **Right Proper has always strived to be a part of and an amenity to the neighborhoods it is in.**
- We look for neighborhoods that represent the real DC, with residents and community pride, and neighborhoods that we can provide for and become a true partner with.
- Eckington fit the bill. A small, mostly residential neighborhood in Northeast DC, tucked between NoMA, Brookland, North Capital Street and the Metropolitan Branch Trail.
- Demographics consistent with our current primary customer base.
- Proximity to the bike trail and Metro, yet few full service restaurants. We believe we are at the **right place at the right time.**



LOCATION LOCATION LOCATION



- The project is **Eckington Yards**, located at **1625 Eckington Place NE.**
- 700 units of recently delivered (2020) apartments and condos.
- Storefront is on a quaint, bricked woonerf called Quincy Lane.
- Outdoor seating and garage doors to open the space on nice days, with the

ability to close down the private street for events.
- Next door to Union Kitchen, a small market that carries groceries and local wine and beer (including ours), so there will be opportunities for collaboration.
- Directly across from Bouldering Project, a large climbing gym that includes climbing, yoga, and fitness programs for the whole family.
- **As the only full service restaurant in the project, we will be able to fill a real void.**





H STREET CORRIDOR
UNION STATION

HOURS & OFFERINGS

- **House-brewed beers**, featuring traditional ales and lagers. We'll also serve our core beer lineup from our Brookland production brewery and wild-fermented ales from our Shaw brewpub.
- The **made-from-scratch kitchen** will offer classics that we've become known for, such as the fried chicken sandwich, Thai chili Brussels sprouts, and beer-battered cheese curds. Plus, seasonal changes and nightly additions.
- The **Cheese Counter** will continue to set us apart from other brewpubs, offering cheese plates and retail cheese selections curated by trained cheese mongers.
- A **full bar** will include a small spirits list, cocktail menu, and wine on tap.

HOURS

MONDAY - THURSDAY 4PM - 10PM
FRIDAY - SUNDAY 11AM - 11PM

TARGET AUDIENCE



- **Residents.** 700 apartment & condo units, plus single family row homes.
- **Rock Climbers.** We are a stone's throw from the Bouldering Project, a climbing gym and fitness center.
- **Bikers.** We are 1 block from the Metropolitan Branch Trail.
- **Beer lovers.** We have a known beer brand in the city and will also participate in the Metropolitan Beer Trail.





- **The reliable go-to.** We are the neighborhood spot you can count on for a delicious meal and a beer, served by a



OCCASIONS

friendly person, that doesn't break the bank.

- **Happy Hour.** DC loves their happy hour deals. We'll have some good ones and plenty of space for after-work meet-ups.
- **Private Events.** The space was designed with events in mind - areas of the restaurant that will be easily sectioned off for groups of 20-50. We have experience hosting weddings, rehearsal dinners, corporate retreats, birthdays, anniversaries, and beyond. Our events team will be ready to engage on day one.
- **Public Events.** We love hosting public events to get the community involved. Examples include block parties, live music, beer releases, open mic comedy, arts and crafts events, beer and cheese tastings, clothing swaps, speed dating, drag brunch trivia, and so much more.
- **Family Friendly.** We are a family-owned business, so catering to families is important to us. While our primary demographic in Eckington will likely be pre-family, there is a playground at Alethia-Tanner park, and lots of kids' programming at Bouldering Project, so we'll be ready to accommodate .








FUNDING SOURCES & USES
DEVELOPMENT & STARTUP PERIOD

FUNDING SOURCES

- Equipment Financing 5%
- Equity Contributions 18%
- Tenant Improvement (LL) 39%
- SBA Loan 7(a) 35%

FUNDING USES

- Professional Services 5%
- Working Capital / Contigency 10.1%
- FFE 13.1%
- Buildout 65.3%

>>> PROJECTIONS <<<

EBITDA

20% 15% 10% 5% 0% — Year 1, Year 2, Year 3, Year 4, Year 5

16-18% Industry Benchmark for new locations: 10-20%

Reach **1.25x** in Year **4**

EQUITY INVESTORS & CROWDFUNDING

DEBT FREE

10 Years

10 Years with two **5** year options

LEASE TERMS

Years with two year options

LEASE TERMS

ESTIMATED OPENING December, 2025

Future projections are not guaranteed.





THANK YOU
LET'S DO THIS
RIGHT PROPER BREWING COMPANY

Downloads

PDF
RP Eckington LLC Share Calculator - Wefunder Revenue Share Calculator.pdf